EXHIBIT 99.1

Winston Pharmaceuticals, Inc. Announces Re-Election of Joel E. Bernstein M.D. as President and Chief Executive Officer

Vernon Hills, Illinois – August 14, 2009 - Winston Pharmaceuticals, Inc. (OTC BB: WPHM) (the “Company”) today announced that Joel E. Bernstein, M.D., the founder of Winston Laboratories, Inc., the Company’s wholly-owned subsidiary, will remain as President and Chief Executive Officer of the Company for the duration of the term set forth in his employment agreement with the Company (the “Employment Agreement”).

On August 7, 2009, Dr. Jeffrey R. Bernstein, Ph.D., who had previously been chosen by the Company’s Board of Directors (the “Board”) to succeed Dr. Joel Bernstein as President and Chief Executive Officer of the Company effective September 22, 2009, withdrew as a candidate for the position. Following further deliberations, the Board determined that it was in the Company’s best interests for Dr. Joel Bernstein to remain as its President and Chief Executive Officer of the Company for the duration of the term set forth in his Employment Agreement. Accordingly, on August 14, 2009, with the agreement of Dr. Joel Bernstein, who rescinded his resignation, the Board reelected Dr. Joel E. Bernstein as President and Chief Executive Officer of the Company subject to the provisions set forth in his Employment Agreement.

The Board ratified and confirmed its prior determination that Robert A. Yolles shall succeed Dr. Joel E. Bernstein as the Chairman of the Board effective September 22, 2009.

About Winston Pharmaceuticals
Winston Pharmaceuticals, Inc. is a development stage pharmaceutical company focused on pain control. The Company is developing products for large pain control markets, as well as for niche markets, where there are still significant unmet needs for pain management options with improved efficacy, safety, and tolerability profiles. The Company’s product candidates span a range of pain indications, including arthritis, neuropathic pain, cancer pain, post-operative pain, cluster headache and chronic daily headache.

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), regarding product development efforts and other non-historical facts about expectations, beliefs or intentions regarding the business, technologies and products, financial condition, strategies or prospects. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described in our filings with the Securities and Exchange Commission, as well as risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products and treatments, including the risks that any products under development may fail, may not achieve the expected results or effectiveness and may not generate data that would support the approval or marketing of products for the ailments being studied or for other ailments. In addition, forward-looking statements also may be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

CONTACT: Winston Pharmaceuticals, Inc.

David Starr, Chief Financial Officer

(847) 362-8200